SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

deltathree, Inc.

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

deltathree, Inc.

D4 Holdings, LLC

D4 Acquisition, Inc.

(Name of Persons Filing Statement)

24783N102

(CUSIP Number of Class of Securities)

deltathree, Inc.

1 Bridge Plaza

Ft. Lee, NJ 07024

(212) 500-4850

D4 Holdings, LLC

D4 Acquisition, Inc.

349-L Copperfield Blvd. # 407

Concord, NC 28025

(704) 260-3304

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$333,110.25	$38.71

*	Calculated solely for purposes of determining the filing fee. The filing fee is based on the product of 33,311,025 (the number of shares of the deltathree, Inc. common stock (fully diluted) that are to be acquired pursuant to the transaction reported hereby) and $0.01 (the average of the high and low prices of deltathree, Inc. common stock reported on May 11, 2015).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the transaction value of $333,110.25 by .0001162.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

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INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons: (a) deltathree, Inc., a Delaware corporation (the “Company”); (b) D4 Holdings, LLC, a Delaware limited liability company (“D4”) and (c) D4 Acquisition, Inc., a Delaware corporation (the “Merger Sub” and together with the Company and D4, the “Filing Persons”).

This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 12, 2015, by and among the Company, D4 and the Merger Sub. Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) pursuant to Regulation 14C under the Exchange Act, as amended. A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the preliminary information statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the preliminary information statement, including all annexes thereto, is incorporated in its entirety herein by this reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the preliminary information statement and the annexes thereto. As of the date hereof, the information statement is in preliminary form and is subject to completion or amendment. All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1.           Summary Term Sheet.

The information set forth in the Information Statement under the caption “Summary” is incorporated herein by reference.

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Item 2.           Subject Company Information.

(a) Name and Address. The information set forth in the Information Statement under the caption “Summary” is incorporated herein by reference.

(b) Securities. The information set forth in the Information Statement under the caption “Market Price of Our Common Stock and Dividend Information” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Information Statement under the caption “Market Price of Our Common Stock and Dividend Information” is incorporated herein by reference.

(d) Dividends. The information set forth in the Information Statement under the caption “Market Price of Our Common Stock and Dividend Information” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.           Identity and Background of Filing Person.

(a) Name and Address. The information set forth in the Information Statement under the caption “Summary” is incorporated herein by reference.

Executive Officer and Director Information:

Company:

Robert Stevanovski: 349-L Copperfield Blvd. # 407, Concord, NC 28025

Anthony J. Cassara: 1 Bridge Plaza, Ft. Lee, NJ 07024

David Stevanovski: 349-L Copperfield Blvd. # 407, Concord, NC 28025

Charles “Chip” Barker: 349-L Copperfield Blvd. # 407, Concord, NC 28025

Lior Samuelson: 1 Bridge Plaza, Ft. Lee, NJ 07024

J. Lyle Patrick: 1 Bridge Plaza, Ft. Lee, NJ 07024

Donna Reeves-Collins: 1 Bridge Plaza, Ft. Lee, NJ 07024

Efraim Baruch: 1 Bridge Plaza, Ft. Lee, NJ 07024

Yochai Ozeri: 1 Bridge Plaza, Ft. Lee, NJ 07024

Merger Sub:

Robert Stevanovski: 349-L Copperfield Blvd. # 407, Concord, NC 28025

David Stevanovski: 349-L Copperfield Blvd. # 407, Concord, NC 28025

Charles “Chip” Barker: 349-L Copperfield Blvd. # 407, Concord, NC 28025

(b) Business and Background of Entities. The information set forth in the Information Statement under the caption “Summary” is incorporated herein by reference.

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Praescient, LLC was formed to serve as the manager of Manna Holdings, LLC. Manna Holdings, LLC is an entity formed to hold interests in various investments for the benefit of the interested directors of the Company and other related parties. Praescient, LLC's mailing address is: 349-L Copperfield Blvd. # 407, Concord, NC 28025.

(c) Business and Background of Natural Persons. The information set forth in (x) Item 10 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and (y) Item 3 of this Schedule 13E-3 is incorporated herein by reference.

None of the individuals disclosed in connection with Item 3(c) have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of the individuals disclosed in connection with Item 3(c) were a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

All of the individuals disclosed in connection with Item 3(c) are United States citizens.

Item 4.           Terms of the Transaction.

(a) Material Terms. The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

(b) Purchases. None.

(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Information Statement under the captions “Appraisal Rights” and “Annex C General Corporation Law of the State of Delaware Section 262 – Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.           Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

(1) None.

(2) None.

(b) – (c) Significant Corporate Events.

(1) The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

(2) None.

(3) None.

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(4) The information set forth in (x) the Company’s Current Reports on Form 8-K filed with the SEC on March 2, 2015 and March 31, 2015 and (y) D4’s Schedule TO filings filed with the SEC on February 26, 2015 and March 27, 2015 is incorporated herein by reference.

(5) None.

(6) None.

(d) Conflicts of Interest.

(1) The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

(2) The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

(e) Agreements Involving the Company’s Securities. The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 6.           Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

(c) Plans.

(1) The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

(2) None.

(3) None.

(4) None.

(5) None.

(6) The information set forth in the Information Statement under the caption “Summary” incorporated herein by reference.

(7) The information set forth in the Information Statement under the caption “Summary” incorporated herein by reference.

(8) None.

(9) None.

(d) Subject company negotiations.

(1) The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

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(2) The information set forth in the Information Statement under the captions “Summary”, “The Merger” and “The Merger Agreement” is incorporated herein by reference.

Item 7.           Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

(c) Reasons. The information set forth in the Information Statement under the captions “Summary” and “The Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the Information Statement under the captions “Summary”, “The Merger” and “The Merger Agreement” is incorporated herein by reference.

Item 8.           Fairness of the Transaction.

(a) Fairness. The information set forth in the Information Statement under the caption “The Merger” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the caption “The Merger” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Information Statement under the captions “Summary” and “The Merger Agreement” is incorporated herein by reference.

(d) Unaffiliated Representative. None.

(e) Approval of Directors. The information set forth in the Information Statement under the captions “Summary” and “The Merger Agreement” is incorporated herein by reference.

(f) Other Offers. None.

Item 9.           Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. None.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10.         Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The total amount of funds to be used in the transaction is $333,110.25. The source of such consideration will consist of capital contributions to Holdings.

(b) Conditions. Not applicable.

(c) Expenses. An itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction is below:

Legal Fees: $75,000 (estimated)

Filing Fees: $38.71

Printing Fees: $10,000 (estimated)

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(d) Borrowed Funds. Not Applicable.

Item 11.         Interest in Securities of the Subject Company.

(a) Security Ownership. The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12.         The Solicitation or Recommendation.

(d)-(e) Intent to Tender or Vote in Going-Private Transaction; Recommendation of Others. The information set forth in the Information Statement under the captions “Summary”, “The Merger” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 13.         Financial Statements.

(a) Financial Information.

(1) The information set forth in the Consolidated Financial Statement included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 is incorporated herein by reference.

(2) The information set forth in the Consolidated Financial Statement included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 is incorporated herein by reference.

(3) Not applicable.

(4) Book value per share as of the date of the most recent balance sheet presented: ($0.00012)

(b) Pro Forma Information. Not Material.

Item 14.         Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not Applicable.

(b) Employees and Corporate Assets. Not Applicable.

Item 15.         Additional Information.

(a) None.

(b) None.

(c) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.         Exhibits.

(a) The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

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(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

deltathree, Inc.

	By:	/s/ Effi Baruch
Effi Baruch
Title: CEO

D4 Holdings, LLC

By: Praescient, LLC, Manager

	By:	/s/ Robert Stevanovski
Robert Stevanovski
Title: Manager

D4 Acquisition, Inc.

	By:	/s/ David Stevanovski
David Stevanovski
Title: President

Dated: May 14, 2015

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EXHIBIT INDEX

Exhibit No.	Description
(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on May 14, 2015 and incorporated herein by reference).

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